1100 – 1199 West Hastings Street,
Vancouver, BC, V6E 3T5
Tel: 604-681-9059 Fax: 604-688-4670
www.quaterraresources.com

Consolidated Financial Statements
December 31, 2007 and 2006

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Quaterra Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. Smythe Ratcliffe LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 26, 2008

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF QUATERRA RESOURCES INC.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Quaterra Resources Inc. (An Exploration Stage Company) as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years ended December 31, 2007, 2006 and 2005 in conformity with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 26, 2008

COMMENTS BY AUDITORS FOR US READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 26, 2008, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 26, 2008

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

Quaterra Resources Inc. (An Exploration Stage Company)
Consolidated Balance Sheets as at December 31, 2007 and 2006 (Canadian Dollars)

		2007	2006

			(Note 13)
Assets
Current
Cash and cash equivalents		$3,389,900	$9,112,732
Receivables		268,869	56,592
Prepaids and deposits		62,854	60,486
Amount due from Joint Venture partner	Note 5 (a)	581,124	113,430

		4,302,747	9,343,240
Prepaids and deposits		20,814	10,000
Equipment	Note 4	180,452	51,574
Mineral properties	Note 5	19,554,706	7,855,832
Reclamation bonds		139,492	79,898

		$24,198,211	$17,340,544

Liabilities
Current
Accounts payable and accrued liabilities		$1,079,779	$251,311
Due to related parties	Note 6	86,391	26,216
Current portion of promissory note	Note 5 (g)	270,050	-

		1,436,220	277,527
Long-term
Promissory note	Note 5 (g)	270,050	-

		1,706,270	277,527
Shareholders' Equity
Share capital	Note 7 (b)	36,875,448	27,861,058
Subscriptions receivable		-	(17,500)
Contributed surplus	Note 7 (b)	7,409,795	3,709,557
Deficit		(21,793,302)	(14,490,098)

		22,491,941	17,063,017

		$24,198,211	$17,340,544

Nature of Operations (Note 1)
Subsequent Events (Note 11)

Approved on behalf of the Board of Directors:
	Thomas Patton	Robert Gayton

See notes to consolidated financial statements

Quaterra Resources Inc. (An Exploration Stage Company)
Consolidated Statements of Operations and Deficit for the years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

		2007	2006	2005

			(Note 13)	(Note 13)
Expenses
Administration		$116,000	$60,000	$60,000
Amortization		43,309	9,991	-
Consulting
Services		472,356	105,815	48,568
Stock-based compensation	Note 7 (g)	2,260,416	1,476,044	63,018
Directors' and officers' fees
Directors' and officers' fees		48,683	5,625	-
Stock-based compensation	Note 7 (g)	1,745,631	749,697	199,555
Investor relations		231,665	144,858	71,630
Office and general		206,420	161,940	62,159
Professional fees		299,926	139,712	89,863
Regulatory fees and taxes		118,817	16,723	19,490
Shareholders' communications		92,549	15,522	20,931
Transfer agent		28,857	15,567	10,014
Travel and promotion		167,998	71,679	14,850
Wages and benefits
Wages and benefits		263,544	60,984	-
Stock-based compensation	Note 7 (g)	496,116	819,263	68,269
		6,592,287	3,853,420	728,347
Other Items
Interest income		(248,684)	(85,988)	(36,135)
Foreign exchange (gain) loss		778,126	(79,449)	125,907
General exploration		229,334	225,855	2,441
Option payment received		-	-	(35,000)
Write off of reclamation deposit		-	-	2,500
Joint venture administration fee		(47,859)	(42,975)	-
Expense recovery		-	(40,329)	-
		710,917	(22,886)	59,713
Net Loss and Comprehensive Loss for Year		7,303,204	3,830,534	788,060
Deficit, Beginning of Year		14,490,098	10,659,564	9,871,504
Deficit, End of Year		$21,793,302	$14,490,098	$10,659,564
Loss per share - basic and diluted		$0.09	$0.05	$0.01
Weighted average number of common shares
outstanding		79,971,435	69,964,072	60,318,200

See notes to consolidated financial statements

Quaterra Resources Inc. (An Exploration Stage Company)
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005
(Canadian Dollars)

Cash provided by (used for):		2007	2006	2005

			(Note 13)	(Note 13)
Operating Activities
Net loss for the year		$(7,303,204)	$(3,830,534)	$(788,060)
Items not involving cash:
Amortization		43,309	9,991	-
Stock-based compensation	Note 7 (g)	4,502,163	3,045,004	330,842
Write off of reclamation deposit		-	-	2,500
Shares issued for services		67,500	-	-

		(2,690,232)	(775,539)	(454,718)

Changes in non-cash working capital
Receivables		(212,277)	5,614	-
Prepaids and deposits		(13,182)	(70,486)	(54,310)
Accounts payable and accrued liabilities		83,377	(219,639)	99,775
Due to related parties		60,175	13,206	(5,925)

		(81,907)	(271,305)	39,540

Cash Used in Operating Activities		(2,772,139)	(1,046,844)	(415,178)

Investing Activities
Expenditures on mineral properties		(9,132,683)	(3,335,212)	(1,695,212)
Due from Joint Venture partner	Note 5 (a)	(467,694)	64,369	(177,799)
Purchase of equipment		(172,187)	(30,180)	-
Purchase of reclamation bonds		(59,594)	(40,837)	(24,317)

Cash Used in Investing Activities		(9,832,158)	(3,341,860)	(1,897,328)

Financing Activities
Proceeds from issuance of shares, net of share
issue costs		6,863,965	11,715,138	2,416,145
Subscription receivable		17,500	-	-
Cash Provided by Financing Activities		6,881,465	11,715,138	2,416,145

Increase (Decrease) in Cash During the Year		(5,722,832)	7,326,434	103,639

Cash and Cash Equivalents, Beginning of Year		9,112,732	1,786,298	1,682,659

Cash and Cash Equivalents, End of Year		$3,389,900	$9,112,732	$1,786,298

Supplemental cash flow information (Note 10)

See notes to consolidated financial statements

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

1.	Nature of Operations

Quaterra Resources Inc. (the “Company”) is an exploration stage company incorporated under the laws of British Columbia. The Company and its subsidiaries are engaged in the acquisition, exploration and development of precious metal properties and do not have any mineral properties in production. The Company has not determined whether these mineral properties contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing.

2.	Summary of Significant Accounting Policies

	(a)	Basis of Presentation and Consolidation

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly-owned integrated subsidiaries:

		(i)	Minera Agua Tierra S.A. de C.V., incorporated in Mexico;
		(ii)	Quaterra Alaska, Inc., incorporated in Alaska, USA;
		(iii)	Quaterra International Limited, incorporated in the British Virgin Islands;
		(iv)	QTA International Nieves Limited, incorporated in the British Virgin Islands;
		(v)	Minera Nieves S.A. de C.V., incorporated in Mexico;
		(vi)	Singatse Peak Services, LLC, incorporated in Nevada, USA; and
		(vii)	Southwest Tintic, LLC, incorporated in Utah, USA.

All intercompany accounts and transactions were eliminated upon consolidation.

	(b)	Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized until such time as these mineral properties are placed into commercial production, sold or abandoned. If commercial production is achieved from a mineral property, the related capitalized costs will be amortized prospectively on a unit-of- production basis over the estimated life of the ore reserves. If a mineral property is abandoned, the related capitalized costs are written down and expensed. From time to time, the Company may acquire or dispose of all or part of its mineral property interests under the terms of property option agreements. As such options are exercisable entirely at the discretion of the optionee, option payments are recorded as property costs or recoveries when paid or received.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

2.	Summary of Significant Accounting Policies, continued

	(b)	Mineral Properties, continued

The recoverability of amounts shown for mineral properties is dependent upon the Company’s ability to:

		(i)	Obtain the necessary financing to complete the acquisition, exploration and development of its mineral properties.
		(ii)	Enter into mineral property acquisition, joint venture or option agreements with other entities.
		(iii)	Discover economically recoverable reserves within its mineral properties.
		(iv)	Obtain future profitable production from its mineral properties or sufficient proceeds from the disposition thereof.

On an ongoing basis, the Company evaluates each mineral property for potential impairment based on results obtained to date to determine the nature of exploration, other assessment and development work, if any, that is warranted in the future and the potential for recovery of the capitalized costs. If there is little prospect of future work on a property being carried out within a three-year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts capitalized for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

	(c)	Cash and Cash Equivalents

Cash and cash equivalents include highly-liquid investments that are readily convertible to known amounts of cash and have maturities of three months or less from the date acquired. Interest income is recorded on an accrual basis at the stated rate of interest of the term deposit over the term to maturity.

	(d)	Foreign Currency

The consolidated financial statements are presented in Canadian dollars. Accounts of the Company’s foreign operations have been translated into Canadian dollars as follows:

		(i)	Monetary assets and liabilities, at year-end rates.
		(ii)	All other assets and liabilities, at historical rates.
		(iii)	Revenue and expense items, at the average rates of exchange each quarter.

The effects of translation are credited or charged to the statement of operations as foreign exchange gain or loss.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

2.	Summary of Significant Accounting Policies, continued

	(e)	Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles, equipment and furniture, 45% for computers and 75% for software. One-half of the annual rate is used in the year of acquisition.

	(f)	Asset Retirement Obligation

The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount will be depleted on a unit-of-production basis over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

	(g)	Share Capital

The proceeds from the exercise of stock options and share purchase warrants are recorded as share capital. Common shares issued for non-monetary consideration are recorded at an amount based on fair market value at the time of issuance, reduced by estimated transaction costs, if any.

	(h)	Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard stock-based payments are recorded as an expense in the period the stock- based payments are vested or the awards or rights are granted, with a corresponding increase in contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

	(i)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

2.	Summary of Significant Accounting Policies, continued

	(j)	Loss per Share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately, as the effects of outstanding options and warrants are anti-dilutive.

	(k)	Use of Estimates and Measurement Uncertainty

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets, liabilities, expenses, other income, and contingent assets and liabilities. Significant areas requiring the use of management estimates relate to amortization of equipment, the determination of the recoverability of mineral property costs, the valuation allowance of future tax assets and the assumptions about the variables used in the calculation of stock-based compensation. Management believes the estimates are reasonable; however, actual results could differ from those estimates and would impact future results of operations and cash flows.

	(l)	Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855, “financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The standard requires the Company to account for certain financial assets and liabilities at fair value at each balance sheet date. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for- sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

The adoption of this section does not impact the opening equity and losses of the Company as the fair values of the financial instruments approximate their carrying values due to their short-term maturity.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

2.	Summary of Significant Accounting Policies, continued

	(l)	Changes in Accounting Policies, continued

Effective January 1, 2007, the Company also adopted the CICA Handbook Section 1530, “comprehensive income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with shareholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income includes gains or losses, which generally accepted accounting principles requires to be recognized in a period but excluded from net income for that period. The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Company’s Statements of Operations and Deficit equals comprehensive income.

	(m)	Future Accounting Changes

The CICA has issued the following new Handbook sections that will become effective on January 1, 2008 for the Company:

Section 3862, “Financial Instruments - Disclosures”
Section 3863, “Financial Instruments - Presentation”
Section 1535, “Capital Disclosures”.

CICA Handbook Section 3862 modifies the disclosure requirements for Section 3861, “Financial Instruments - Disclosure and Presentation”, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation requirements of Section 3861. The Company is currently evaluating the impact of the adoption of these new sections.

CICA Handbook Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non- compliance. The Company is currently evaluating the impact of adoption of this new section.

3.	Financial Instruments

	(a)	Fair Value

The carrying values of cash and cash equivalents, receivables, amounts due from Joint Venture partner, bank indebtedness, accounts payable and accrued liabilities, and due to related parties approximate their fair values because of the short-term maturity of these financial instruments.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

3.	Financial Instruments, continued

	(b)	Interest Rate Risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

	(c)	Credit Risk

The Company is exposed to credit risk with respect to managing its cash position. To manage and mitigate this risk, the Company requires the deposits or short-term investments be invested with Canadian chartered banks rated BBB or better or commercial paper issuers R1/A2/P2 or higher, for a period not exceeding one year.

	(d)	Currency Risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received by the Company are denominated in currencies other than the Canadian dollar (primarily US dollars and Mexican pesos). The Company does not manage the currency risks through hedging or other currency management tools.

	(e)	Derivatives – Mineral Properties

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices. These rights are derivative instruments. However, the mineral interests to which they relate are not sufficiently developed to reasonably determine value.

4.	Equipment

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

	2007			2006
	Costs	Accumulated	Net Book	Net Book
		Amortization	Value	Value

Vehicles	$140,293	$(34,788)	$105,505	$29,078
Furniture	27,045	(2,463)	24,582	-
Equipment	34,780	(14,511)	20,269	1,234
Computers	23,249	(6,916)	16,333	1,843
Software	35,829	(22,066)	13,763	19,419

	$261,196	$(80,744)	$180,452	$51,574

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

5.	Mineral Properties

The Company has interests in several mineral properties in Mexico, Alaska, Nevada, Arizona, Utah and Wyoming. The total capitalized deferred exploration and acquisition costs as at December 31, 2007 were as follows:

Mineral Properties	Nieves	Los	Alaskan	Uranium	MacArthur	Yerington	Other	Total
		Crestones	Properties	Properties			(1)

Acquisition
Balance, December 31, 2006	$1,244,464	$71,696	$130,746	$1,125,438	$170,324	$-	$454,918	$3,197,586
Additions during the year	58,469	6,401	20,456	1,830,754	355,389	979,078	1,389,305	4,639,852

Balance, December 31, 2007	1,302,933	78,097	151,202	2,956,192	525,713	979,078	1,844,223	7,837,438

Exploration
Balance, December 31, 2006	656,291	462,590	2,337,664	1,079,859	80,591	-	41,251	4,658,246

Advances to contractors	206	(4,103)	-	(61,088)	9,804	9,804	10,056	(35,321)
Air support	-	-	-	-	-	-	31,373	31,373
Assays and surveys	14,190	65,393	83,522	24,379	298,485	-	108,107	594,076
Camp costs	7,014	17,223	507	90,757	101,672	25,610	27,680	270,463
Drilling services	328,429	552,764	-	1,143,327	1,138,897	-	-	3,163,417
Equipment rental	590	224	220	168	94,239	601	12,546	108,588
Exploration support	10,047	11,652	2,157	22,162	65,770	7,025	9,578	128,391
Field supplies and wages	19,656	100,055	3,696	26,926	62,132	18,034	62,485	292,984
Geological services	21,995	45,332	12,080	968,200	376,295	196,410	139,899	1,760,211
Project management	37,001	84,855	9,464	157,701	101,871	-	114,239	505,131
Reclamation expenses	-	-	-	1,485	-	-	-	1,485
Travel and related costs	3,860	10,076	1,186	12,502	34,367	3,810	17,142	82,943
Vehicle expenses	3,677	22,365	361	53,150	42,892	15,706	17,130	155,281

Net additions during the year	446,665	905,836	113,193	2,439,669	2,326,424	277,000	550,235	7,059,022

Balance, December 31, 2007	1,102,956	1,368,426	2,450,857	3,519,528	2,407,015	277,000	591,486	11,717,268

Total acquisition and exploration
at December 31, 2007	$2,405,889	$1,446,523	$2,602,059	$6,475,720	$2,932,728	$1,256,078	$2,435,709	$19,554,706

(1)

Other properties include SW Tintic, Gray Hills, Las Americas, Mirasol, Jaboncillos, Peg Leg, Carbon County, Cerro Blanco, Herbert Glacier, Texas claims, INDE Durango, La Reforma, Copper Canyon and Majuba Hill.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

5.	Mineral Properties, continued

The total capitalized deferred exploration and acquisition costs as at December 31, 2006 were as follows:

Mineral Properties	Nieves	Los	Alaskan	Uranium	MacArthur	Other	Total
		Crestones	Properties	Properties		(1)

Acquisition
Balance, December 31, 2005	$1,176,381	$59,303	$110,919	$170,148	$30,484	$-	$1,547,235
Additions during the year	68,083	12,393	19,827	955,290	139,840	454,918	1,650,351

Balance, December 31, 2006	1,244,464	71,696	130,746	1,125,438	170,324	454,918	3,197,586

Exploration
Balance, December 31, 2005	464,034	20,113	1,621,681	103,820	-	-	2,209,648

Advances to contractors	(1,289)	4,103	-	66,344	-	-	69,158
Air support	-	-	111,795	4,664	-	-	116,459
Amortization	2,215	-	-	-	-	-	2,215
Assays and surveys	7,994	13,959	9,636	17,611	-	8,927	58,127
Camp costs	4,201	17,811	47,601	25,160	-	620	95,393
Drilling services	135,855	144,665	155,807	277,846	-	-	714,173
Equipment rental	165	12,065	16,014	3,085	6,732	-	38,061
Exploration support	3,297	6,289	32,738	25,461	441	5,856	74,082
Field supplies and wages	18,613	128,929	116,305	13,135	18,833	1,007	296,822
Geological services	14,746	40,434	152,151	333,861	19,776	19,197	580,165
Project management	1,945	46,442	23,798	178,824	29,093	-	280,102
Travel and related costs	2,360	9,762	16,789	27,414	5,142	5,076	66,543
Vehicle expenses	2,155	18,018	33,349	2,634	574	568	57,298

Net additions during the year	192,257	442,477	715,983	976,039	80,591	41,251	2,448,598

Balance, December 31, 2006	656,291	462,590	2,337,664	1,079,859	80,591	41,251	4,658,246

Total acquisition and
exploration at December 31, 2006	$1,900,755	$534,286	$2,468,410	$2,205,297	$250,915	$496,169	$7,855,832

(1)	Other properties include SW Tintic, Gray Hills, Las Americas, Mirasol, Jaboncillos, Peg Leg and Carbon County.

(a)	Nieves Concessions, Mexico

The Company holds a 50% interest in certain mineral concessions located in northern Zacatecas, Mexico, (the "Nieves Concessions") and two inlaying fractions within the Nieves Concessions (Delores and Nazarene), collectively called Nieves.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

5.	Mineral Properties, continued

	(a)	Nieves Concessions, Mexico, continued

The Company acquired an option on the property pursuant to an Assignment made March 26, 1999 of the Underlying Agreement by Western Silver Corporation (“Western”), a company with common directors and officers to the Company.

To acquire its interest, the Company issued 1,444,460 common shares to Western valued at $288,892, issued 360,000 common shares to the concessionaires valued at $72,000 and in accordance with the terms of the Underlying Agreement made scheduled option payments to the concession holders, totalling US $70,000 over three years. In addition, to acquire the interest in the claim fractions the Company paid US $40,000 to the concessionaires. Commencing January 26, 2004, an annual advance minimum royalty payment (“AMR”) of US $75,000 is due to the concession holders until the commencement of commercial production.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US $2 million. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims.

Funds in the amount of US $1,500,000 (C $1,904,550) were advanced to the Company pursuant to the terms of an agreement made April 10, 2003 with Blackberry Ventures I, LLC (“Blackberry”), a US-based investment partnership, whereby Blackberry could earn a 50% interest in the Nieves silver property in Mexico or the Duke Island property in Alaska by providing advance funding to the Company to fund exploration expenditures.

The agreement with Blackberry stipulated that once all monies received from the advances had been incurred on exploration expenditures, Blackberry effectively exercised its option and earned a 50% interest in the Nieves property. In August 2005, the parties formed a joint venture to proceed with exploration on the property. As at December 31, 2007, Blackberry owed the Company $581,124 (2006: $113,430) for its share of joint venture exploration expenditures that have been made on the property.

	(b)	Los Crestones Property, Mexico

The Company holds a 100% interest in a certain mineral concession located in northern Durango, Mexico.

	(c)	Alaskan Properties

The Company has a 100% interest in certain mining claims on Duke Island and a 100% interest in the Big Bar project, which consists of several state mining claims on the Seward Peninsula, northeast of Nome, Alaska.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

5.	Mineral Properties, continued

	(d)	Uranium Properties (Arizona, Utah and Wyoming)

In an agreement made effective June 22, 2005 with North Exploration LLC, a Nevada limited partnership, the Company acquired an option to purchase certain mining claims situated in Arizona, Utah and Wyoming. To exercise the option, the Company is required to make staged payments totalling US $500,000 over five years and to issue 600,000 common shares over three years, as follows:

		(i)	US $15,000 and issue 200,000 common shares on or before September 6, 2005 (paid and issued).
		(ii)	US $25,000 and issue 200,000 common shares on or before September 6, 2006 (paid and issued).
		(iii)	US $50,000 and issue 200,000 common shares on or before September 6, 2007 (paid and issued).
		(iv)	US $75,000 on or before September 6, 2008.
		(v)	US $135,000 on or before September 6, 2009.
		(vi)	US $200,000 on or before September 6, 2010.

If the Company meets the above terms and conditions and elects to exercise the option, the property may be purchased with a further payment of US $100. The agreement is subject to a 2% NSR payable upon commencement of commercial production, which the Company may reduce to 1% for US $1 million.

In an agreement made effective August 10, 2006 with Nu Star Exploration LLC, the Company acquired certain claims in the Arizona Uranium project area. Pursuant to this agreement, the Company’s commitments are as follows:

		(i)	An initial payment of US $20,000 (paid).
		(ii)	US $30,000 on or before August 10, 2007 (paid).
		(iii)	US $40,000 on or before August 10, 2008.
		(iv)	US $100,000 on or before August 10, 2009.

This property is subject to a 4% royalty of which a 3% royalty can be bought back for US $500,000.

	(e)	MacArthur Claim

Pursuant to an agreement made October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. The Company met its obligation of US $100,000 in staged payments by January 15, 2007, incurred US $500,000 in exploration expenditures by January 15, 2008, and may elect to acquire the property by making further payments totaling US $2,545,000.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

5.	Mineral Properties, continued

	(e)	MacArthur Claim, continued

To earn a 100% interest, subject to a 2% NSR, the Company is required to make total staged payments by January 15, 2010 as follows:

(i) US $10,000 upon execution (paid).
(ii) US $25,000 on or before January 15, 2006 (paid).
(iii) US $75,000 on or before January 15, 2007 (paid).
(iv) US $100,000 on or before January 15, 2008 (paid).
(v) US $125,000 on or before January 15, 2009.
(vi) US $2,420,000 on or before January 15, 2010.

The property is subject to a 2% NSR, 1% of which the Company may purchase for US $1 million.

By amendment dated January 17, 2007, US $350,000 will be deducted from the final payment of US $2,420,000.

	(f)	Yerington

The Company has entered into an agreement to acquire all the assets of Arimetco Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada. This transaction is subject to a 180 day review period (starting July 13, 2007), which may be extended for a further 120 days under certain circumstances (the Company extended its review by the 120 days subsequent to December 31, 2007).

Subject to regulatory approval, the consideration to be paid and issued by the Company is comprised of a payment of US $500,000 (of which US $100,000 has been paid as a non-refundable deposit) and the issuance of 250,000 common shares (allotted from treasury but not distributed (Note 7 (b))).

The property will be subject to a 2% NSR capped at US $7.5 million on production from any claims owned by the Company in the Yerington and MacArthur mine areas.

	(g)	Other Properties

Mexico

Pursuant to an agreement made in December 2006, the Company acquired a 100% interest in certain mineral concessions located in Mexico for consideration of 200,000 common shares with a deemed value of $1.53 per share for a total value of $306,000 (Note 7 (d)).

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

5.	Mineral Properties, continued

	(g)	Other Properties, continued

United States

S.W. Tintic Claims

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make staged payments totaling US $1 million by February 16, 2018 as follows:

(i)	Initial payment of US $20,000 (paid).
(ii)	US $20,000 on or before February 15, 2008 (paid).
(iii)	US $20,000 on or before February 15, 2009.
(iv)	US $40,000 on or before February 15, 2010.
(v)	US $50,000 on or before February 15, 2011.
(vi)	US $50,000 on or before February 15, 2012.
(vii)	US $100,000 on or before February 15, 2013.
(viii)	US $100,000 on or before February 15, 2014.
(ix)	US $100,000 on or before February 15, 2015.
(x)	US $250,000 on or before February 15, 2016.
(xi)	US $250,000 on or before February 15, 2017.

Alternatively, the Company may acquire the property at any time by paying $1 million less any previously paid amounts. The property is subject to a 2% NSR, 1% of which the Company may purchased for US $1 million.

Pursuant to another agreement made in August 2007, the Company acquired the right to earn an interest in further unpatented mining claims, which also form part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make the following payments:

(i)	Initial payment of US $254,410 (paid).
(ii)	US $5,000 deposit (paid).
(iii)	US $275,000 on or before August 29, 2008. *
(iv)	US $275,000 on or before August 29, 2009. *

*	The US $550,000 note has a term of two years, with no interest. The Company has guaranteed full payment of this note.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

5.	Mineral Properties, continued

	(g)	Other Properties, continued

Gray Hills

Pursuant to an agreement made in July 2007, the Company entered into a lease with an option to purchase certain mining claims, known as the Gray Hills claims in Lions County, Nevada. To earn a 100% interest, the Company is required to make staged payments as follows:

(i)	Initial payment of US $15,000 (paid).
(ii)	US $20,000 on or before July 11, 2007 (paid).
(iii)	US $25,000 on or before July 11, 2008.
(iv)	US $30,000 on or before July 11, 2009.
(v)	US $35,000 on or before July 11, 2010.
(vi)	US $40,000 on or before July 11, 2011 and each anniversary until such time the option to purchase the properties is exercised by the Company or the optionee chooses to withdraw from the lease.

The Company may exercise its option to purchase at any time, for US $500,000.

The property is subject to a 3% NSR, up to 2% of which may purchased by the Company for US $500,000 per 1%.

Herbert Glacier

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Glacier in Mineral County, Nevada. To earn a 100% interest, the Company is required to make the following advance royalty payments:

(i)	Initial payment of US $12,000 (paid).
(ii)	US $12,000 on or before November 19, 2008.
(iii)	US $12,000 on or before November 19, 2009.
(iv)	US $12,000 on or before November 19, 2010.
(v)	US $12,000 on or before November 19, 2011.
(vi)	US $20,000 on or before November 19, 2012.
(vii)	US $20,000 on or before November 19, 2013.
(viii)	US $20,000 on or before November 19, 2014.
(ix)	US $20,000 on or before November 19, 2015.
(x)	US $20,000 on or before November 19, 2016.
(xi)	US $20,000 on or before November 19, 2017.
(xii)	US $30,000 on or before November 19, 2018 and every consecutive anniversary thereafter.

The Company must also incur US $25,000 in exploration expenditures by November 19, 2008 and a further US $25,000 in exploration expenditures each year thereafter.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

5.	Mineral Properties, continued

	(g)	Other Properties, continued

Herbert Glacier, continued

The property is subject to NSR as follows:

(i)	3.0% on gold price less than US $400.
(ii)	3.5% on gold price between US $401 and US $500.
(iii)	4.0% on gold price between US $501 and $600.
(iv)	5.0% on gold price above US $601.

NSR shall be paid on or before the 30th day of the following calendar quarter.

Texas Claims

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows:

(i)	Initial payment of US $50,000 (paid).
(ii)	US $50,000 on or before March 27, 2008.
(iii)	US $60,000 on or before March 27, 2009.
(iiii)	US $70,000 on or before March 27, 2010.
(iv)	US $150,000 on or before March 27, 2011.
(v)	US $220,000 on or before March 27, 2012.

Copper Canyon Project

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US $625,000 by November 6, 2011 as follows:

(i)	Initial payment of US $15,000 (paid).
(ii)	US $35,000 on or before November 6, 2008.
(iii)	US $75,000 on or before November 6, 2009.
(iv)	US $150,000 on or before November 6, 2010.
(v)	US $350,000 on or before November 6, 2011.

The property is subject to a 2.5% NSR, 0.5% of which may be purchased by the Company for US $500,000.

Should the Company decide to commence commercial production, a payment of $750,000 is due within five business days from the date the decision is made.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

5.	Mineral Properties, continued

	(g)	Other Properties, continued

Majuba Hill

Pursuant to an agreement made in December 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Majuba Hill in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US $3,000,000 by December 10, 2015 as follows:

(i)	Initial payment of US $100,000 (paid).
(ii)	US $100,000 on or before December 10, 2008.
(iii)	US $100,000 on or before December 10, 2009.
(iv)	US $250,000 on or before December 10, 2010.
(v)	US $250,000 on or before December 10, 2011.
(vi)	US $500,000 on or before December 10, 2012.
(vii)	US $500,000 on or before December 10, 2013.
(viii)	US $500,000 on or before December 10, 2014.
(ix)	US $700,000 on or before December 10, 2015.

The Company must also incur cumulative US $1,000,000 in exploration expenditures by December 10, 2012. Should the Company incur less than US $1,000,000, the Company must pay the shortfall to the vendor by December 10, 2012.

On commencement of mining operations the property is subject to a 3% NSR, 1% of which the Company may purchase for US $1,000,000.

Canada

The option agreements from 2001, for the Arc and Brown Claims in the Skeena Mining District were terminated in 2006 and, accordingly, 100% interest reverted back to the Company.

No acquisition or exploration costs relating to these claims remain deferred as part of mineral property expenditures.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

5.	Mineral Properties, continued

The breakdown of other property exploration and acquisition costs as at December 31, 2007 were as follows:

Other properties	SW Tintic	Gray Hills	Las Americas	Mirasol	Jaboncillos	Peg Leg	Carbon County	Cerro Blanco	Herbert Glacier	Texas Claims	INDE Durango	La Reforma	Copper Canyon	Majuba Hill	Total

Acquisition
Balance, December 31, 2006	$33,209	$25,032	$118,094	$112,688	$107,098	$57,089	$1,708	$-	$-	$-	$-	$-	$-	$-	$454,918
Additions during the year	927,800	44,915	4,745	79,215	1,150	63,521	-	22,633	55,774	63,602	4,572	3,716	16,604	101,058	1,389,305

Balance, December 31, 2007	961,009	69,947	122,839	191,903	108,248	120,610	1,708	22,633	55,774	63,602	4,572	3,716	16,604	101,058	1,844,223

Exploration
Balance, December 31, 2006	456	18,172	5,606	3,214	3,891	9,115	797	-	-	-	-	-	-	-	41,251

Advances	-	-	1,899	7,511	-	646	-	-	-	-	-	-	-	-	10,056
Air support	-	-	-	-	-	-	-	-	31,373	-	-	-	-	-	31,373
Assays and surveys	-	5,524	8,930	72,917	9,765	-	-	-	8,684	-	933	1,354	-	-	108,107
Camp costs	-	89	-	17,820	-	805	-	-	8,630	336	-	-	-	-	27,680
Equipment rental and maintenance	-	-	-	10,074	-	-	-	-	2,194	278	-	-	-	-	12,546
Exploration and other	296	1	167	5,288	-	657	-	63	2,920	53	133	-	-	-	9,578
Field supplies and wages	739	1,031	185	48,853	-	-	-	-	9,868	-	1,809	-	-	-	62,485
Geological services	8,309	21,626	743	47,686	-	22,285	-	-	38,779	-	471	-	-	-	139,899
Project management	-	-	248	112,940	1,051	-	-	-	-	-	-	-	-	-	114,239
Travel and related costs	-	-	978	7,694	-	373	-	142	7,955	-	-	-	-	-	17,142
Vehicle expenses	-	2,040	-	14,569	-	49	-	-	472	-	-	-	-	-	17,130

Net additions during the year	9,344	30,311	13,150	345,352	10,816	24,815	-	205	110,875	667	3,346	1,354	-	-	550,235

Balance, December 31, 2007	9,800	48,483	18,756	348,566	14,707	33,930	797	205	110,875	667	3,346	1,354	-	-	591,486

Total acquisition and exploration	$970,809	$118,430	$141,595	$540,469	$122,955	$154,540	$2,505	$22,838	$166,649	$64,269	$7,918	$5,070	$16,604	$101,058	$2,435,709

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

5.	Mineral Properties, continued

The breakdown of other property exploration and acquisition costs as at December 31, 2006 were as follows:

Other Mineral Properties	SW	Gray	Las	Mirasol	Jaboncillos	Peg	Carbon	Total Other
	Tintic	Hills	Americas			Leg	County	properties

Acquisition
Balance, December 31, 2005	$-	$-	$-	$-	$-	$-	$-	$-
Additions during the year	33,209	25,032	118,094	112,688	107,098	57,089	1,708	454,918

Balance, December 31, 2006	33,209	25,032	118,094	112,688	107,098	57,089	1,708	454,918

Exploration
Balance, December 31, 2005	-	-	-	-	-	-	-	-

Assasys and surveys	-	1,833	3,409	1,519	2,070	96	-	8,927
Camp costs	-	620	-	-	-	-	-	620
Exploration and other	456	-	17	11	20	4,555	797	5,856
Field supplies and wages	-	48	220	198	541	-	-	1,007
Geological services	-	14,051	411	262	9	4,464	-	19,197
Travel and related costs	-	1,052	1,549	1,224	1,251	-	-	5,076
Vehicle expenses	-	568	-	-	-	-	-	568

Net additions during the year	456	18,172	5,606	3,214	3,891	9,115	797	41,251

Balance, December 31, 2006	456	18,172	5,606	3,214	3,891	9,115	797	41,251

Total acquisition and exploration	$33,665	$43,204	$123,700	$115,902	$110,989	$66,204	$2,505	$496,169

(h)	Title to Mineral Properties

Title to mineral properties may be affected by unregistered prior agreements or transfers, as well as undetected defects. Although the Company has verified title to its mineral properties in accordance with standard industry practices applicable for the current stage of exploration, these procedures do not guarantee the Company’s interests in its mineral properties.

(i)	Environmental Expenditures

The operations of the Company may, in the future, be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

5.	Mineral Properties, continued

(i) Environmental Expenditures, continued

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

6.	Related Party Transactions

As at December 31, 2007, $86,391 (2006: $26,216) was due to directors or senior officers of the Company or to companies controlled by them, without interest or stated terms of repayment, for various services rendered and $12,500 (2006: Nil) was included in prepaids and deposits. The following table summarizes the Company’s related party transactions for the years ended December 31, 2007, 2006 and 2005.

		2007	2006	2005

Services
Administration fee		$116,000	$60,000	$60,000
Consulting		$172,283	$101,529	$48,568
Directors' and officers' fees		$41,984	$5,625	$-
General exploration		$-	$4,306	$-
Investor relations		$39,794	$36,943	$36,167
Office and general	(1)	$19,753	$2,536	$-
Professional fees		$83,188	$51,658	$55,549
Share issue costs	(2)	$1,170	$27,698	$-
Wages and benefits		$238,747	$49,746	$-
Mineral properties
Nieves	(3)	$-	$1,320	$-
Los Crestones	(3)	$1,920	$-	$-
Alaskan Properties	(3)	$9,537	$14,603	$-
Uranium Properties	(3)	$58,001	$83,372	$16,178
MacArthur	(3)	$58,758	$50,195	$6,396

(1)	This amount represents a percentage administration fee paid on recoverable expenses
(2)	This amount has been capitalized and is included in share capital on the balance sheet
(3)	These amounts have been capitalized and are included in mineral properties on the balance sheet

These transactions were made in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the Company and related parties. They are considered related parties due to the following relationships to the Company:

(a)	A private company controlled by directors or officers of the Company.
(b)	A director and/or officer of the Company.
(c)	An association of lawyers in which an officer of the Company is a member (resigned May 1, 2006).

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

7.	Share Capital

	(a)	Authorized

The Company has unlimited authorized, without par value, common shares.

	(b)	Issued and Outstanding

	Number	Total	Contributed
	of Shares		Surplus

Balance as at December 31, 2005	65,522,200	$15,172,975	$1,013,998

Issued for cash:
Private placements	5,247,855	9,183,746	-
Exercised share purchase warrants	3,814,281	1,907,141	-
Exercised stock options	2,829,000	675,030	-

Total issued for cash	11,891,136	11,765,917	-
Issued for mineral property acquisitions	400,000	606,000	-
Issued for finders' fees	291,484	510,097	-
Fair value of stock options exercised	-	349,445	(349,445)
Stock-based compensation	-	-	3,045,004

Subtotal before share issue costs	12,582,620	13,231,459	2,695,559

Share issue costs	-	(543,376)	-

Balance as at December 31, 2006	78,104,820	27,861,058	3,709,557

Issued for cash:
Exercised share purchase warrants	2,480,785	5,581,766	-
Exercised stock options	2,108,500	1,288,515	-

Total issued for cash	4,589,285	6,870,281	-
Issued for mineral property acquisition	200,000	586,000	-
Allotted for mineral property acquisition (Note 5 (f))	250,000	695,000	-
Issued for services	22,900	67,500	-
Fair value of stock options exercised	-	801,925	(801,925)
Stock-based compensation	-	-	4,502,163

Subtotal before share issue costs	5,062,185	9,020,706	3,700,238

Share issue costs	-	(6,316)	-

Balance as at December 31, 2007	83,167,005	$36,875,448	$7,409,795

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

7.	Share Capital, continued

	(c)	Private Placements

There were no private placements during the year ended December 31, 2007.

During the year ended December 31, 2006, the Company issued 5,247,855 units at a price of $1.75 per unit for gross proceeds of $9,183,746. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $2.25 until expiry on June 21, 2008. The Company incurred net share issuance costs of $502,596, including 291,484 common shares issued for finders’ fees valued at $510,097, resulting in net proceeds of $8,681,150 from the private placement.

	(d)	Shares Issued for Mineral Property

During the year ended December 31, 2007, the Company issued 450,000 common shares for value at $1,281,000.

(i) 200,000 common shares valued at $2.93 per share, $586,000 in total, pursuant to the terms of the uranium properties agreement (Note 5 (d)).
(ii)

250,000 common shares valued at $2.78 per share, $695,000 in total, pursuant to the acquisition of the Yerington property. These shares have been issued from treasury but have not been distributed. They will only be distributed when all terms of the Yerington property agreement have been met (Note 5 (f)).

During the year ended December 31, 2006, the Company issued 400,000 common shares for value at $606,000.

(i) 200,000 common shares valued at $1.50 per share, $300,000 in total, pursuant to the terms of the uranium properties agreement (Note 5 (d)).
(ii) 200,000 common shares valued at $1.53 per share, $306,000 in total, pursuant to the acquisition of three mineral concessions in Mexico (Note 5 (g)).

	(e)	Share Purchase Warrants

A summary of the Company’s share purchase warrant transactions for the year ended December 31, 2007 is as follows:

Exercise	Expiry	Balance	Warrants	Expired	Warrants	Balance
Price	Date	Dec 31, 2006	Issued		Exercised	Dec 31, 2007
$2.25	June 21, 2008	2,623,928	-	143,143	2,480,785	-
Weighted average exercise price		$2.25	$0.00	$0.00	$2.25	$0.00

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

7.	Share Capital, continued

	(e)	Share Purchase Warrants, continued

On July 20, 2007, notice was given to holders of the share purchase warrants exercisable at $2.25 with an expiry date of June 21, 2008, of an acceleration of the expiry date from June 21, 2008 to August 20, 2007. These warrants have now either been exercised or have expired.

A summary of the Company’s share purchase warrant transactions for the year ended December 31, 2006 are as follows:

Exercise	Expiry	Balance	Warrants	Expired	Warrants	Balance
Price	Date	Dec 31, 2005	Issued		Exercised	Dec 31, 2006

$0.66	January 20, 2006	120,000	-	120,000	-	-
$0.50	September 27, 2007	3,250,000		-	3,250,000	-
$0.50	September 27, 2007	564,281		-	564,281	-
$2.25	June 21, 2008	-	2,623,928	-	-	2,623,928

		3,934,281	2,623,928	120,000	3,814,281	2,623,928

Weighted average exercise price		$0.50	$2.25	$0.66	$0.50	$2.25

(f)	Stock Options

As at December 31, 2007 and 2006, the Company had a stock option plan (the “Plan”) allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

7.	Share Capital, continued

	(f)	Stock Options, continued

The purpose of the Plan is to provide directors, officers, key employees and certain other persons who provided services to the Company and its subsidiaries with an increased incentive to contribute to the future success and prosperity of the Company.

As at December 31, 2007 and 2006, all options granted were vested and exercisable. Transactions for the years ended December 31, 2007 and 2006 are as follows:

Exercise	Expiry	Balance	Options	Options	Options	Balance
Price	Date	Dec 31, 2006	Granted	Forfeited	Exercised	Dec 31, 2007

$0.12	January 10, 2008	937,000	-	-	767,000	170,000
$0.25	October 2, 2008	50,000	-	-	50,000	-
$0.34	December 8, 2008	90,000	-	-	20,000	70,000
$0.62	March 25, 2009	590,000	-	-	445,000	145,000
$0.35	August 9, 2010	850,000	-	-	316,500	533,500
$0.40	January 9, 2011	200,000	-	-	-	200,000
$1.04	March 27, 2011	125,000	-	-	-	125,000
$1.00	May 19, 2011	75,000	-	-	-	75,000
$1.12	June 12, 2011	100,000	-	-	-	100,000
$1.55	July 28, 2011	2,110,000	-	-	510,000	1,600,000
$1.55	August 23, 2011	100,000	-	-	-	100,000
$1.50	September 25, 2011	100,000	-	-	-	100,000
$2.05	December 18, 2011	100,000	-	-	-	100,000
$2.65	January 11, 2012	-	75,000	-	-	75,000
$2.70	February 21, 2012	-	25,000	-	-	25,000
$3.33	July 20, 2012	-	2,031,000	20,000	-	2,011,000
$3.33	August 7, 2012	-	80,000	-	-	80,000
$2.93	October 9, 2012	-	50,000	-	-	50,000

		5,427,000	2,261,000	20,000	2,108,500	5,559,500

Weighted average exercise price		$0.92	$3.29	$3.33	$0.61	$1.99

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

7.	Share Capital, continued

	(f)	Stock Options, continued

Exercise	Expiry	Balance	Options	Options	Options	Balance
Price	Date	Dec 31, 2005	Granted	Forfeited	Exercised	Dec 31, 2006

$0.15	February 8, 2006	50,000	-	-	50,000	-
$0.15	May 7, 2006	55,000	-	-	55,000	-
$0.12	June 8, 2006	515,000	-	-	515,000	-
$0.19	September 27, 2006	490,000	-	-	490,000	-
$0.12	January 10, 2008	1,591,000	-	-	654,000	937,000
$0.25	October 2, 2008	75,000	-	-	25,000	50,000
$0.34	December 8, 2008	195,000	-	-	105,000	90,000
$0.65	March 2, 2009	100,000	-	100,000	-	-
$0.62	March 25, 2009	800,000	-	-	210,000	590,000
$0.35	August 9, 2010	1,575,000	-	-	725,000	850,000
$0.40	January 9, 2011	-	200,000	-	-	200,000
$1.04	March 27, 2011	-	125,000	-	-	125,000
$1.00	May 19, 2011	-	75,000	-	-	75,000
$1.12	June 12, 2011	-	100,000	-	-	100,000
$1.55	July 28, 2011	-	2,110,000	-	-	2,110,000
$1.55	August 23, 2011	-	100,000	-	-	100,000
$1.50	September 25, 2011	-	100,000	-	-	100,000
$2.05	December 18, 2011	-	100,000	-	-	100,000

		5,446,000	2,910,000	100,000	2,829,000	5,427,000

Weighted average exercise price		$0.29	$1.44	$0.65	$0.24	$0.92

(g)	Value Assigned to Stock Options

The fair value of stock options granted using the Black-Scholes option pricing model was calculated with the following weighted average assumptions:

	2007	2006	2005

Risk-free interest rate	4.57%	4.02%	2.98%
Expected share price volatility	89.42%	121.60%	101.97%
Expected option life in years	3.0	3.5	2.0
Expected dividend yield	0%	0%	0%

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

7.	Share Capital, continued

	(g)	Value Assigned to Stock Options, continued

The total calculated fair value of options expensed during the year ended December 31, 2007 was $4,502,163 (2006: $3,045,004; 2005: $330,842) and are included in the statement of operations as follows:

	2007		2006		2005
	Number	Stock-based	Number	Stock-based	Number	Stock-based
	of Options	Compensation	of Options	Compensation	of Options	Compensation

Consulting	1,155,000	$2,260,416	1,315,000	$1,476,044	300,000	$63,018
Directors' and officers' fees	855,000	1,745,631	725,000	749,697	950,000	199,555
Wages and benefits	251,000	496,116	870,000	819,263	325,000	68,269
Total	2,261,000	$4,502,163	2,910,000	$3,045,004	1,575,000	$330,842

8.	Income Taxes

As at December 31, 2007, the Company has non-capital losses of approximately $4,165,000 that may be applied against future income for Canadian income tax purposes. The potential future tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2007

2008	$349,000
2009	235,000
2010	228,000
2014	284,000
2015	360,000
2026	698,000
2027	2,011,000

$4,165,000

In addition, the Company has tax losses of approximately US $4,980,000 that may be applied against future taxable income in Mexico, which expire in stages over a 10 year period; and tax losses of approximately US $11,588,000 that may be applied against future taxable income in the USA.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

8.	Income Taxes, continued

The future benefits of these losses and deductions have not been recorded in the accounts. A reconciliation of income tax provision computed at statutory rates to the reported income tax provision is provided as follows:

	2007	2006	2005

Loss before income taxes	$(7,303,204)	$(3,830,534)	$(788,060)

Income tax rate	34.12%	34.12%	34.12%
Income tax benefit computed at Canadian statutory rates	$2,491,853	$1,306,978	$268,886
Foreign tax rates different from statutory rates	(5,780)	(97)	(6,233)
Permanent differences	(1,539,031)	(1,039,788)	(113,337)
Temporary difference	20,795	(2,347)	5,508
Unrecognized tax losses	(967,837)	(264,746)	(154,824)

	$-	$-	$-

Significant components of the Company’s future income tax assets, after applying enacted corporate income tax rates, are as follows:

	2007	2006	2005
Future income tax assets
Temporary differences on assets	$(3,147,371)	$(1,023,999)	$(194,685)
Losses carried forward	6,732,684	3,470,453	2,101,654
	3,585,313	2,446,454	1,906,969
Valuation allowance for future income tax assets	(3,585,313)	(2,446,454)	(1,906,969)
Future income tax assets, net	$-	$-	$-

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

9.	Segmented Information

The Company has only one industry segment, the exploration of mineral properties. The Company‘s non-current assets are distributed by geographic locations as follows:

	2007					2006
	Prepaids and	Equipment	Mineral	Reclamation	Total	Equipment	Mineral	Reclamation
	Deposits		Properties	Bond			Properties	Bond

Canada	$12,811	$22,335	$-	$-	$35,146	$24,997	$-	$-
Mexico	-	56,276	4,693,257	-	$4,749,533	25,488	2,785,632	-
U.S.A.	8,003	101,841	14,861,449	139,492	$15,110,785	1,089	5,070,200	79,898

	$20,814	$180,452	$19,554,706	$139,492	$19,895,464	$51,574	$7,855,832	$79,898

10.	Supplemental Cash Flow Information

	2007	2006	2005

Cash Items
Interest received	$263,818	$70,999	$34,470
Share issue costs	$6,316	$61,524	$-
Interest paid	$-	$-	$-
Taxes paid	$-	$-	$-
Non-Cash Items
Investing Activity
Mineral property costs included in account payable	$900,613	$155,522	$-
Financing Activities
Non-cash share issue costs	$-	$482,154	$-
Shares issued for services	$67,500	$-	$-
Shares issued for mineral property	$1,281,000	$606,000	$76,000
Shares issued for finders fees	$-	$510,097	$-
Promissory note issued for mineral properties	$540,100	$-	$-

Cash and cash equivalents
Cash	$2,411,052	$414,933	$375,285
Term deposits and bankers acceptance	978,848	8,697,799	1,411,013

	$3,389,900	$9,112,732	$1,786,298

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

11.	Subsequent Events

The following occurred subsequent to December 31, 2007:

	(a)	570,700 stock options with an average price of $0.42 per share were exercised for gross proceeds of $240,435.

	(b)	7,653 common shares were issued at a price of $2.94 for services.

	(c)	The following agreements were implemented as at January 1, 2008:

(i) The employment agreement of the VP of Exploration was renewed.
(ii) The management agreement with a related party was renewed.
(iii) The employment agreement for the President was renewed.

(d)

On February 5, 2008, the Company released US $83,000 towards the acquisition of all the assets of Arimetco Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada (Note 5 (f)).

(e)

Subject to regulatory approval, the Company is in the process of raising funds through a private placement of up to 4,000,000 units at a price of US $3.20 per unit for potential gross proceeds of US $12,800,000. Each unit will consist of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of US $4.20 until expiry 18 months subsequent to the closing date.

	(f)	The Company has received US $509,300 from Blackberry in respect to its joint venture property Nieves.

	(g)	On March 3, 2008, the Company’s common shares were approved for listing on the American Stock Exchange under the symbol QMM.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

12.	Differences Between Canadian and United States Generally Accepted Accounting Principles

	(a)	Differences in Accounting Principles

		(i)	Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral properties and exploration expenditures are capitalized (Note 5).

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained. To date no exploration expenses have been capitalized under US GAAP.

The Company has adopted EIFT 04-02 and separately reports the aggregate carrying amount of mineral rights. Mineral rights include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Acquisition costs include cash and the fair market value of common shares for the mineral rights. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

12.	Differences Between Canadian and United States Generally Accepted Accounting Principles, continued

	(a)	Differences in Accounting Principles, continued

(ii) Reconciliation of total assets, liabilities and stockholders’ equity:

	Years Ended December 31,
	2007	2006
Total assets per Canadian GAAP	$24,198,211	$17,340,544
Exploration expenditures on mineral properties	(13,110,749)	(5,196,365)
expensed under US GAAP
Total assets per US GAAP	$11,087,462	$12,144,179
Total liabilities per Canadian GAAP	$1,706,270	$277,527
Adjustments to US GAAP	-	-
Total liabilities per US GAAP	1,706,270	277,527
Total equity per Canadian GAAP	22,491,941	17,063,017
Exploration expenditures on mineral properties	(13,110,749)	(5,196,365)
expensed under US GAAP
Total equity per US GAAP	9,381,192	11,866,652
Total liabilities and equity per US GAAP	$11,087,462	$12,144,179

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

12.	Differences Between Canadian and United States Generally Accepted Accounting Principles, continued

	(a)	Differences in Accounting Principles, continued

(iii) Reconciliation of net loss reported in Canadian GAAP and US GAAP:

	Years ended December 31,
	2007	2006	2005
Reconciliation of net loss fromCanadian GAAP
to US GAAP
Loss for year per Canadian GAAP	$7,303,204	$3,830,534	$788,060
Exploration expenditures on mineral properties	7,914,384	2,646,351	1,172,538
Net loss for year per US GAAP	15,217,588	6,476,885	1,960,598
Deficit, beginning of year per US GAAP	19,686,463	13,209,578	11,248,980
Deficit, end of year as per US GAAP	$34,904,051	$19,686,463	$13,209,578
Net loss per share for the year in accordance with
Canadian GAAP	$0.09	$0.05	$0.01
Total differences	0.10	0.04	0.02
Net loss per share for the year in accordance
with US GAAP	$0.19	$0.09	$0.03
Weighted average number of common shares	79,971,435	69,964,072	60,318,200
outstanding

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

12.	Differences Between Canadian and United States Generally Accepted Accounting Principles, continued

	(a)	Differences in Accounting Principles, continued

(iv) Reconciliation of cash flows reported in Canadian GAAP and US GAAP:

	Years ended December 31,
	2007	2006	2005

Cash used in operating activities
in accordance with Canadian GAAP	$(2,772,139)	$(1,046,844)	$(415,178)
Adjustments to net loss involving use of cash
Write-off of expenditures on mineral properties	(7,914,384)	(2,646,351)	(1,172,538)

Cash used in operating activities
in accordance with US GAAP	(10,686,523)	(3,693,195)	(1,587,716)

Cash used in investing activities
in accordance with Canadian GAAP	(9,832,158)	(3,341,860)	(1,897,328)
Reclassification of expenditures on mineral property
interest	7,914,384	2,646,351	1,172,538

Cash used in investing activities
in accordance with US GAAP	(1,917,774)	(695,509)	(724,790)

Cash provided by financing activities
in accordance with Canadian and US GAAP	6,881,465	11,715,138	2,416,145

Increase (decrease) in cash during the year
in accordance with Canadian and US GAAP	(5,722,832)	7,326,434	103,639
Cash, beginning of year
in accordance with Canadian and US GAAP	9,112,732	1,786,298	1,682,659

Cash, end of year
in accordance with Canadian and US GAAP	$3,389,900	$9,112,732	$1,786,298

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

12.	Differences Between Canadian and United States Generally Accepted Accounting Principles, continued

	(b)	Recent Accounting Pronouncements

(i)

SFAS 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non- financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company’s consolidated financial statements.

(ii)

SFAS 157, Fair Value Measurements. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s consolidated financial statements.

(iii)

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on de- recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. There is no impact on the Company’s consolidated financial statements.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Canadian Dollars)

12.	Differences between Canadian and United States Generally Accepted Accounting Principles, continued

(b) Recent accounting pronouncements, continued

(iv)

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. There is no impact on the Company’s consolidated financial statements.

(v)

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 108 (“SAB 108”). The interpretations in this bulletin express the staff’s views regarding the process of quantifying financial statement misstatements and are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. There is no impact on the Company’s consolidated financial statements.

(vi)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141(R)), which replaces SFAS 141. SFAF 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition- related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009. There is no impact on the Company’s consolidated financial statements.

(vii)

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

13.	Comparative Figures

Certain of the 2006 and 2005 comparative figures have been reclassified to conform to the current year’s presentation.